DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 50277-00001

April 1, 2010

SOPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549




10015629

Dear Sirs:

Re: GGL Resources Corp. - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copy of the document listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant

Encs.

5/3

Exemption No. 82-1209

April 1, 2010

GGL RESOURCES CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

Exemption No. 82-1209

April 1, 2010

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	March 26, 2010 (annual financial statements and Management's Discussion and Analysis) March 29, 2010 (refiled Management's Discussion and Analysis with a cover letter to explain)
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	March 26, 2010 Refiled on March 29, 2010 (due to the refile of Management's Discussion and Analysis)
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	March 9, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A

	Document Name or Information	Documents Filed
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

	Document Name or Information	Documents Filed
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

	Document Name or Information	Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	March 26, 2010 (annual financial statements and Management's Discussion and Analysis) March 29, 2010 (refiled Management's Discussion and Analysis with a cover letter to explain)
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	March 9, 2010
(f)	Form 51-102F3, Material Change Report	N/A

Document Name or Information		Documents Filed
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	March 26, 2010 (annual financial statements and Management's Discussion and Analysis) March 29, 2010 (refiled Management's Discussion and Analysis with a cover

	Document Name or Information	Documents Filed letter to explain)
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A



GGL RESOURCES CORP.

NEWS RELEASE March 9, 2010

RIO TINTO SET TO BEGIN 2010 DIAMOND EXPLORATION

VANCOUVER, British Columbia, Canada – GGL Resources Corp. (TSX-V: GGL) ("GGL") is pleased to report that Rio Tinto Canada Exploration Inc. ("RIO") (formerly, Kennecott Canada Exploration Inc.) has instructed GGL to prepare and implement the 2010 diamond exploration program on the CH Project Area ("Property") about 250 kilometers north of Yellowknife, Northwest Territories, Canada.

Ground gravity surveys are scheduled for the later part of this March 2010 to be followed by a drilling program, in April of this year.

Under the direction of RIO, GGL has contracted Aurora Geosciences Ltd. ("Aurora") to conduct the gravity surveys.

Approximately ten drill holes are planned for the March/April drill program. The drill targets have been and will be selected from the results of this year's and last year's ground gravity surveys as well as data from GGL's previous airborne/ground geophysical surveys, indicator mineral sampling and diamond drilling.

In February 2009, GGL and RIO signed an Exploration and Option Agreement which gave RIO the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. In order to exercise the option, RIO must pay GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

ABOUT GGL RESOURCES CORP.

GGL is a Canadian mineral exploration company whose present focus is on its gold, copper-gold, nickel, VMS and diamond properties located in the Northwest Territories and British Columbia, Canada.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, email: info@gglresourcescorp.com or visit our web site at www.gglresourcescorp.com.

Exemption No.: 82-1209

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

March 29, 2010

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: GGL Resources Corp.
Annual MD&A
Project No. 1552223

On March 26, 2010, we filed on SEDAR under Project No. 1552223 the annual MD&A for GGL Resources Corp. for the year ended November 30, 2009. We mistakenly attached the wrong document to the filing.

We now enclose a cover letter along with the Management's Discussion and Analysis and updated Annual CEO and CFO Certificates.

Yours truly,
DAVIS LLP
Per:



Joy Syho
Paralegal
JSS/jss

Exemption No.: 82-1209

RECEIVED
2010 MAY -3 A 8:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Nick DeMare, Chief Financial Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.)**,, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the financial year ended November 30, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 29, 2010



Nick DeMare
Chief Financial Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Raymond A. Hrkac, Chief Executive Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.)**,, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the financial year ended November 30, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 29, 2010



Raymond A. Hrkac
Chief Executive Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Nick DeMare, Chief Financial Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.),, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the financial year ended November 30, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 26, 2010



Nick DeMare
Chief Financial Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Raymond A. Hrkac, Chief Executive Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.)**,, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the financial year ended November 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 26, 2010



Raymond A. Hrkac
Chief Executive Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No.: 82-1209



GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 30, 2009

GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

Management's Discussion and Analysis

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2009
INFORMATION AS OF MARCH 19, 2010 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2009 should be read in conjunction with the November 30, 2009 Consolidated Financial Statements and related notes. The information reported here includes events taking place subsequent to the end of the fiscal year, up to and including March 19, 2010.

HIGHLIGHTS 2009 TO DATE

- During the past year the Company changed its name from GGL Diamond Corp. to GGL Resources Corp. to better reflect the diversity of the Company's assets.

- Rio Tinto Exploration Canada Inc. ("Rio") (formerly, Kennecott Canada Exploration Inc.) begins diamond exploration this month on the CH Project area. Program to include ground gravity surveys and drilling.

- Aurora Geosciences Ltd. ("Aurora") completed ground geophysics and an evaluation on three of our Providence Greenstone Belt ("PGB") gold properties, the King John, the Lord Cache and the Noble Count. Aurora recommended an exploration program to include drilling on each of the properties.

- Based on sampling and the airborne VTEM-EM surveys on the PGB claims, the potential for clusters of VMS deposits has been identified and drill target selection is in progress.

- The nickel discovery and new nickel targets announced by Arctic Star Diamond Corp. ("Arctic Star") are located within a belt of basic volcanics. This volcanic belt extends on to the PGB GGL claims both to the east and to the west.

- A high grade zinc-rich boulder (25% Zn) has been traced to its source on the PGB claims where an outcrop rock sample assayed +6% Zn.

- New gold targets located at the McConnell Creek Property, British Columbia, Canada.

DISCUSSION AND ANALYSIS

A number of positive changes have taken place since our 2008 year end report, both for the markets and for commodities which have regained some of their losses since March 2009. This despite the fact that two of the world's largest economies, the USA and Europe, have contributed only a shadow of their former economic activities.

The commodities in particular have benefited from the strength of the BRIC economies. Of these China is foremost. China's long term objective to fulfill the needs of its people has driven its remarkable progress in developing and acquiring the mineral commodities it needs both within its borders and abroad.

China is now the world's largest gold producer, whereas Canada is seventh and fading. Canada is falling behind not only in gold production, but in every metal commodity except uranium. Canada's natural advantage lies in its natural resources. We have been blessed with the economic benefits of NEW wealth to support our economy and social programs. To date this resource potential has barely been tapped.

Consider the tremendous mineral production of China and then consider that the most unexplored area of Canada, with the most promising geology for mineral wealth, is 42% of the entire area of China. This is the combined area of the Northwest Territories and Nunavut.

The mineral future of Canada is in its north and it is here in the Northwest Territories that GGL has acquired an exceptional land package that we believe is our future as well.

THE CASE FOR EXPLORATION OF THE PROVIDENCE GREENSTONE BELT, NORTHWEST TERRITORIES, CANADA

INTRODUCTION

Greenstone belts are one of the world's prime storehouses for mineral deposits and reserves. Early discoveries of mineral deposits, in the late 1800's and early 1900's, were mainly made by surface exposure of mineralization. It has often been said that these easy discoveries are a thing of the past. That may be mainly true for those greenstone belts that have been prospected for over one hundred years. But as GGL's gold, VMS, nickel, silver and zinc surface discoveries at the PGB attest, this is not true for the under-explored greenstone belts of the north.

Recent advancements in exploration techniques allow for the discovery of hidden deposits as demonstrated by the nickel discovery of Arctic Star using geophysical and geochemical methods. Similar methods have been used at GGL's PGB property to outline the potential for buried gold, nickel and VMS deposits.

The discovery of the Horne Mine in Ontario in the early 1920's by Ed Horne was the making of both a $10 billion mine and of Noranda. This surface discovery and the subsequent understanding of VMS deposits led, some 40 years later, to the discovery of the giant Kidd Creek VMS deposit based on an innovative geological exploration program implemented by Texas Gulf Sulphur ("Texas Gulf") in 1957. These and new advances in geophysics and geological and geochemical exploration methods are now at our disposal.

It was the surface discoveries by prospecting that led to the great gold camps of Red Lake ($16.7 billion) and Timmins ($39.1 billion) and the VMS deposit of Noranda. It was these discoveries that led to the successful search for blind deposits by the use of geological models and the applications of modern exploration methods. (Note: $ amounts based on an average over the 10 year period 1996 to 2005, from "Mineral Deposits of Canada".)

Another important point to be made relates to the large greenstone belts such as the Abitibi Belt, which is 800 km long and 200 km wide. Within this belt are ten discrete volcanic complexes. One of these, 120 km long by 10 to 40 km wide, includes the Timmins area that contains the Kidd Creek VMS deposit and with it a major gold producing district; with most of the gold production contained in an area only 40 km long by 10 km wide. It is the gold bearing portion of the greenstone belt that is important and would be important regardless of the size of the main belt. This fact is again reflected at the Red Lake gold camp, a much smaller district than Timmins.

GGL's portion of the PGB is 120 km long. The smaller volcanic complex at Yellowknife has produced 12 million ounces of gold and the volcanic complex at Hope Bay, held by Newmont, hosts a gold resource of 9 million ounces. The rocks that contain the gold in the Slave Craton are similar in age and composition to the rocks of the Superior Province that contain the Abitibi Belt. What is different is that the PGB is at the early stage of exploration. The first explorers of the Abitibi Belt had no idea that there was 200 million ounces of gold waiting to be found.

Similar discoveries mark the major greenstone belts of the world. Mines were made there but only after surface discoveries revealed the potential.

The Providence Greenstone Belt with new surface discoveries of gold, VMS, silver, zinc, and nickel has all the right attributes to be the focus for exploration.

EXPLORATION IN THE PROVIDENCE GREENSTONE BELT (PGB)

Cratons are good places to look for diamonds and the Slave Craton with three producing diamond mines and a fourth on the way has proved to be an exceptionally good place to do so. The Company conducted several years of diamond exploration in the PGB and was successful in locating a number of indicator mineral trains with high grain counts and good G-10 chemistry. GGL's exploration crews discovered nickel sulfides during the search for diamonds. This discovery led the Company to focus on the komatiites and mafic volcanics as sources of nickel and this exploration found that the PGB hosted extensive areas of massive sulfides and two historic VMS discoveries. Airborne Resolve Geophysical surveys completed during the search for kimberlites highlighted the conductors and prospecting the anomalies led to the first of two separate gold discoveries in late 2007 and late 2008. In the winter of 2008 an airborne VTEM survey was completed over the areas not previously flown by the Resolve survey. These surveys cover the entire 120 km of the PGB, which is wholly owned by GGL. The VTEM proved adept at locating massive sulfides both for nickel and for VMS with new potential deposits added to the two historic VMS discoveries.

THE CASE FOR GOLD

Late in the season of 2007 the Company decided to prospect the less intense EM anomalies in contrast to the strong responses seen from the massive sulfides. An outcrop of mafic volcanics with arsenopyrite and quartz in a shear zone was found in the first area examined and a grab sample assayed 22.72 gpt Au. This is the "King John" property. In late 2008 a second discovery was made, also from an outcrop of mafic volcanics with arsenopyrite; this grab sample assayed 42.7 gpt Au. This is the "Lord Cache" property. These two properties are 10 km apart. Twenty km to the south, a prospective zone in mafic volcanics assayed 1.3 gpt Au. At the far north end of the property a historic gold discovery made by Noranda some 30 years ago reported values of up to 0.52 opt Au (17.82 gpt) from a Banded Iron Formation (BIF) traced by geophysics over 3 km. This is the "Noble Count" property.

In addition to these surface discoveries, a large VTEM and coincident magnetic anomaly over Timiskaming-type conglomerates adjacent to mafic volcanics – similar to gold targets presently being tested in the Abitibi Belt – is ready for drilling.

Consider the gold p otential is over 140 km of prospective ground along a mafic volcanic and turbidite sediment contact near major regional faults and consider that we have had not 100 years but only a few months to explore then our discoveries come into perspective.

The Providence Greenstone Belt has high potential for significant gold deposits.

THE CASE FOR VMS

VMS deposits have a tendency to occur in clusters and this fact is important when evaluating a new area for VMS exploration. As an example, the average grade and tonnage of 52 deposits in the Abitibi Belt is 9.2 million tonnes containing 1.47% Cu, 3.43% Zn, 0.07% Pb, 31.7 g Ag/tonne and 0.81 g Au/tonne. In the Flin Flon Greenstone Belt over a length of 140 km and a width of 20 km, a total of 27 VMS deposits have been mined. The grade of the individual deposits varied from 0.15% Cu to 6.63% Cu; from trace to 13.69% Zn; from 4.11 gpt Ag to 55.54 gpt Ag; and from 0.10 gpt Au to 4.87 gpt Au. The Flin Flon deposits vary in size from 80,000 tonnes to 62.5 million tonnes.

A 600 km long northerly-trending rift structure and attendant fault s plays cut across the Slave Craton extending from Great Slave Lake in the south to the Coronation Gulf in the north. The PGB lies approximately mid-way along this structure. Some 100 km north of the GGL claims is the Izok Lake VMS deposit discovered in the 1970's by Texas Gulf and recently purchased by MMG of Australia (a private

company controlled by Minmetals of China) who have already mobilized a crew to the property. Of the several VMS deposits discovered to date in the area, Izok Lake and High Lake are the largest. The Izok Lake VMS deposit has a resource of 14.4 million tonnes with a grade of 2.5% Cu, 12.9% Zn, 1.3% Pb, and 71 gpt Ag. The High Lake VMS deposit has a resource of 17.25 million tonnes with a grade of 2.3% Cu, 3.4% Zn, 0.3% Pb, 70 gpt Ag and 1.0 gpt Au.

The last commodity super cycle from the 1960's to early 1980's prompted exploration in the PGB area by Texas Gulf and a few other large mining companies. In addition to Izok Lake, Texas Gulf found and examined a surface outcropping VMS now on the Company's claims named Area 1000. Area 1000 contains a highly visible color anomaly; this gossan is heavily leached and weathered and with little in the way of fresh material to sample. The highest values reported from a series of GGL grab samples taken along 600 m of strike length are 5.2% Cu, 4.1% Zn, 3.0% Pb and 161 gpt Ag. A VTEM anomaly in this area indicates depth continuity to this mineralization.

The geophysical signature over known VMS deposits often conforms well to the actual outline of the mineralization. In the case of Izok Lake the ground geophysics outlined the main zones with a geophysical signature 875 m long by 93 m to 250 m wide; at Kidd Creek the 168 m by 670 m airborne anomaly outlined the deposit – although the Izok Lake anomaly is larger, the several ore bodies at Kidd Creek extend to a depth of over 3,000 m.

A number of VTEM anomalies prospective of VMS deposits have been found by GGL. They have dimensions of: (1) Area 1000 – 1.8 km by 200 m; (2) GGL500 – 1.8 km by 500 m; (3) CAQ11 – 1.4 km by 500 m; and (4) BP9 – 800 m by 100 m. All of these large anomalies have anomalous Cu, Zn, and Ag values associated with them. Many other VTEM anomalies still require examination. Two exploration seasons are not sufficient to explore in detail an area that extends for 120 km.

There is potential for more than one cluster of VMS deposits on the PGB and this potential deserves exploration.

THE CASE FOR NICKEL

The PGB contains extensive areas of 2.7 Ga komatiites and pillow basalts. The chemistry of the komatiites is favourable for nickel deposition as determined by a comparison with the komatiites of Kambalda in Australia and the presence of the nickel sulphides pyrrhotite and pentlandite. Drill targets have been located based on geology and geophysical anomalies. Most important is the discovery of nickel in holes drilled by Arctic Star on claims adjacent to GGL and along a shared volcanic belt. The drill intersections include 5.1 m assaying 1.75% Ni, 1.76% Cu and 0.17% Co plus PGM's.

Nickel deposits tend to have a string of brothers and sisters along favourable ultrabasic volcanic trends, the PGB is not likely to be an exception.

SUMMARY

The development of gold and diamond mines is feasible in remote areas and the gold potential of the PGB is likely to be the most attractive as the infrastructure requirements are modest in comparison to nickel and base metals mines that need road access and large power requirements. However, the growing demand for commodities requires that new areas with the potential for large tonnage and good grade mineral deposits – the type most likely to be found in greenstone belts - be developed. Overcoming the liabilities of remote location has been faced time and again at various times and places in Canada. The iron ore deposits of Quebec and Ontario, the VMS deposits of Flin Flon and the Pine Point zinc-lead ore bodies, to name a few, were not economic without the intervention and help of governments in providing permits and funds to build rail transport and power facilities – funds that were recovered many times over in the form of taxes and royalties from these long lived economic generators. Even now a road to Izok Lake is being contemplated as are plans for power and roads to serve the north.

At this time the sovereignty of Canada's north is much on the mind of Ottawa. Developments that would aid the building of an Arctic seaport and the attendant need to use the Northwest Passage, a reasonably direct route to Japan, Korea or China, would we expect to be favourably considered by government. Hydro and/or nuclear power is a viable option, but would require the support of the native communities, a support that may be achieved if the promise of the economic benefits were seen to accrue to all the peoples of the north.

FUTURE PLANS

The Company needs funds for further exploration and is exploring all strategies for joint ventures and/or financing. The Company's assets are its properties. The PGB claims and the McConnell claims are in good standing and wholly owned by the Company. We continue to mine our dataset to prepare for the exploration that we believe will come.

Trends

The Company's financial success is dependent upon the discovery of mineralization which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensely competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing c ompetition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories and British Columbia. All phases of the Company's operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of the proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage and no proven or probable reserves have been defined or delineated. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, industrial accidents, environmental hazards, periodic interruptions due to inclement or hazardous weather conditions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds, gold and base metals and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The majority of the Company's properties are not located in developed areas and as a result may not be served by any appropriate road access, water and power supply and other support infrastructure. These items are often needed for the development of a commercial mine. If these items cannot be procured or developed at a reasonable cost, it may not be economical to develop these properties into a commercial mining operation.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and e nvironmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if a ny, a re expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency e xchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

Although we believe that the Company's title is secure there is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible b est exploration p ractices to comply with government regulations. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim)

in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Land Reclamation

Land reclamation requirements are generally imposed on mineral exploration companies in order to minimize the long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. The Company has land use permits and safekeeping agreements in place that will be returned when the Company is ready to abandon its interests in the claims and reclaim the land to its original state.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management, consultants and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations and expects to incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2009, the Company's deficit was $22,775,800.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended

November 30, 2009, the per share price of the Company's shares fluctuated from a high of $0.14 to a low of $0.02. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at March 19, 2010, there were 13,933,333 stock options and 5,783,334 share purchase warrants outstanding pursuant to which a total of 19,716,667 shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.gglresourcescorp.com.

Overall performance/results of operations

Fourth Quarter

The Company had a net loss of $573,938 for the three months ended November 30, 2009, a decrease of $903,171 from a net loss of $1,477,109 for the three months ended August 31, 2009. This decrease is a result of smaller write offs of exploration and unproven mineral interests in the three months ending November 30, 2009 compared to the three months ended August 31, 2009 and a decrease in the administration expenses.

Administration and general exploration expenditures decreased by $155,432 to $240,514 for the three months ended November 30, 2009 compared to $395,946 for the three months ended August 31, 2009. This decrease was due primarily to a decrease in stock-based compensation expenses and was offset by increases in legal and audit costs (accrual of yearly audit fees), licences, taxes, insurance and fees (accrual of yearly insurance costs) and an increase in general exploration costs during the three months ended November 30, 2009.

Year ended November 30, 2009 compared to year ended November 30, 2008

As at November 30, 2009, the Company had incurred exploration costs on mineral properties of $355,830 (charter aircraft $13,114; drilling and sampling $4,466; licences, recording fees and lease payments $32,552; salaries and wages $37,592; surveys $6,500; technical and professional services $287,375; transportation $11,954, project supplies of $12,277, option payment received ($25,000) (see Note (f) under Acquisition and Disposition of Resource Properties and Write offs) and refund of land use permit ($25,000)). Exploration costs for the year ended November 30, 2009 are lower than 2008 by $4,662,147 a decrease of 93%. Exploration costs were lower in 2009 than 2008 for all categories of expenditures.

In 2009 the Company was able to secure financing only for a small exploration program.

On a per project basis, the Company spent the $355,830 exploration costs as follows: ($22,070) on the CH project net of Rio's option payment of $25,000 and a refund of $40,000 from the 2006 and 2007 assessment report deposits; ($3,093) on the Doyle Lake project net of a $25,000 refund of a land use permit), $76,305 on the McConnell Creek project, $5,663 on the Fishback Lake Property and $299,025 on the Providence Greenstone Belt.

The Company reported a net loss of $3,903,290 for the year ended November 30, 2009 compared to a net loss of $664,911 for the year ended November 30, 2008 (an increase of 487 % from 2008 to 2009). General administration and exploration expenses for the year ended November 30, 2009 were $801,291 compared to $1,529,014 for the year ended November 30, 2008 (a decrease of 48% from 2008 to 2009). The change in general administration and exploration expenses was due to a decrease in all expenditures during the year: office services and expenses (2009-$160,699; 2008-$209,668); consulting fees (2009-$99,447; 2008-$245,265); licences, taxes, insurance and fees (2009-$30,244; 2008-$40,905); legal and audit (2009-$37,788; 2008-$77,029); stock-based compensation (2009-$272,068; 2008-$703,094); travel (2009-$3,798; 2008-$22,255); and shareholders' meetings and reports (2009- $23,101; 2008-$33,253). Limited financing during the year required cost cutting measures such as letting go of a full time employee, decreasing head office rental space, selling the Yellowknife house to reduce expenditures and implementing a smaller exploration program. The reduction in exploration activity resulted in a decrease in the number of press releases, corporate relations costs, legal costs, audit fees and insurance costs.

In 2008 there were higher consulting fees due to more time spent by management on corporate matters, a financial and advisory contract and payments to the Vice President of Administration. Licences, taxes, insurance and fees decreased in 2009 due to a partial refund of the Yellowknife house insurance and a decrease in the TSX Venture Exchange Annual Sustaining fee which is based on the closing price of the Company's shares at December 31 (2008-$0.03; 2007-$0.24). Stock-based compensation decreased due to the lower market price of the shares and smaller price fluctuations within the last two years. Shareholders' meetings and reports decreased in 2009 due to fewer news releases being issued and lower costs for the mailing of shareholder materials and the annual general meeting. Legal and audit costs were lower during the period also due to fewer corporate activities. General exploration costs were lower during the year ended November 30, 2009 due to the sale of the Yellowknife house which reduced office and house expenses.

Revenue for the year ended November 30, 2009 was $343,938 ($744 of interest income, $7,526 in operator's fees, $105,300 from the sale of the data set and technical support and a gain on the sale of property and equipment of $230,368). Revenue for the year ended November 30, 2008 was $76,548 of interest income.

Acquisition and Disposition of Resource Properties and Write offs

During the period ended November 30, 2009 the total write offs of exploration and unproven mineral interests was $3,467,154:

(a) 19 Doyle mining leases (23,520 acres) were allowed to lapse and the related costs of $1,344,203 were written off. These are separate from the Doyle Lake Properties which are under the De Beers Agreement dated May 25, 1995. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) In addition 11 Doyle mining leases (25,579 acres) acquired in 2005 were allowed to lapse after informing Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. and the related costs of $845,532 were written off.

(c) 10 CH claims (23,477 acres) were allowed to lapse and the related costs of $634,250 were written off.

(d) 8 Fishback Lake claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(e) 22 Providence Greenstone Belt claims (45,556 acres) were allowed to lapse and the related costs of $240,794 were written off.

(f) On February 11, 2009 the Company signed an exploration and option agreement with Rio on 73 of its 121 CH claims in the Northwest Territories. 10 of these claims were allowed to lapse (see (c) above). Rio must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received the first payment of $25,000 to date.

Related Party Transactions

During the year, the Company was billed $150,000 by a director (2008 - $145,000), including $88,945 (2008 - $100,550) for consulting fees and $61,055 (2008 – $44,450) for technical and professional services. Included in the November 30, 2009 accounts payable is $210,447 (2008 – $75,830) owed by the Company to the director. Transactions with related parties are measured at the exchange amount which is the amount agreed to by transacting parties.

Commitments

The Company has no commitments. Its office space is rented on a month to month basis.

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on Tier 2 of the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V granted temporary relief from certain policy requirements on a case by case basis to listed issuers which were facing conditions of immediate or imminent financial hardship. The Company applied and received approval from the TSX-V for temporary relief from the minimum six month working capital requirement.

Critical Accounting Policies

New accounting policies were introduced in 2009.

<u>Adoption of New Accounting Policies</u>

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

Effective December 1, 2008, the Company implemented the new Handbook section 3064, "Goodwill and Intangible Assets", which replaces section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The adoption of the new section had no impact on the Company's consolidated financial statements.

(b) Going Concern – Amendments of Section 1400

Effective December 1, 2008, the Company implemented the amendments to CICA Section 1400, General Standards of Financial Statements Presentation. This section was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of the amendments to this section had no impact on the Company's consolidated financial statements.

Future Changes in Accounting Policies

(c) Business combinations, consolidated financial statements and non-controlling interests - Sections 1582, 1601 and 1602

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

(d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual f inancial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

During the year 2009, the Company started the scoping and planning phase of its changeover plan. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The Company expects to have the scooping and planning phase completed during the 2010 fiscal year. The detailed assessment phase will include (a) identifying accounting policy choices under IFRS1- First Time Adoption of International Financial Reporting Standards and other IFRS standards that affect the Company; (b) quantifying the impact of the choices on the financial statements and identifying the business processes and resources impacted; and (c) preparing templates for the financial statements. The operations implementation phase will include the design of business, reporting and system processes to support the IFRS compliant financial data for the opening balance sheet at December 1, 2010 and thereafter and testing of the internal control environment and updated processes for disclosure controls and procedures. The final phase involves maintaining IFRS compliant financial data and processes for the first fiscal reporting year 2011 and in future.

Please see Notes 2 and 3 of the Consolidated Financial Statements for the year ended November 30, 2009 for a complete listing of accounting policies followed by the Company.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2009. This financial information is derived from the consolidated financial statements of the Company which were audited by D+H Group LLP. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2009 **($)**	**2008** **($)**	**2007** **($)**
Total Revenues	343,938	76,548	54,582
Income from continuing operations	-	-	-
Net loss for the year	(3,903,290)	(664,911)	(3,255,724)
Net loss per share (basic and diluted)	(0.03)	(0.00)	(0.03)
Total Assets	17,232,346	20,861,776	16,852,331
Total Long-term financial liabilities	-	-	-

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is the result of administration and general exploration costs and the write off of exploration and unproven mineral interest costs incurred each year. Revenue from 2009 is comprised of $744 of interest income, $7,526 of operators' fees, $105,300 from the sale of the data set and technical support and a gain of $230,368 on the sale of property and equipment. Revenue from 2008 is $76,548 of interest income. Revenue from 2007 is comprised of $41,063 of interest income and a gain on the sale of equipment of $13,519.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will v ary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and unproven mineral interests. The write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned and management's decision as to whether to continue exploration on certain claims. Write offs of exploration and unproven mineral interests will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2009. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2009 ($)	August 31, 2009 ($)	May 31, 2009 ($)	February 28, 2009 ($)	November 30, 2008 ($)	August 31, 2008 ($)	May 31, 2008 ($)	February 28, 2008 ($)
Total Revenues[(1)]	112,826	15	645	230,452	14,681	8,440	21,144	32,283
Net Income (Loss)[(2)]	(573,938)	(1,477,109)	(1,654,476)	(197,767)	(176,302)	359,815	(1,463,445)	615,021
Net income (loss) per share	(0.008)	(0.010)	(0.011)	(0.001)	(0.000)	0.003	(0.011)	0.005

Note:

(1) In 2009, revenue is comprised of $744 of interest income, $7,526 of operators' fees, $105,300 from the sale of the data set and technical support and a gain of $230,368 on the sale of property and equipment. In 2008 revenue is from interest income.

(2) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2009 or 2008. Fully diluted earnings (loss) per share is not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding w ill be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had a working capital deficiency at November 30, 2009 of $199,462 compared with a deficiency of $216,841 as at November 30, 2008. The Company's current liabilities exceeded its current assets at November 30, 2009. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2009 and 2008, the Company had no long term debt.

For the year ended November 30, 2009, the Company experienced negative cash flow of $368,270 (2008 - $732,495) (before allowing for c hanges in non-cash operating w orking c apital balances) f rom o perating activities. Changes in operating activities resulted primarily from a decrease in all administration costs. (See Overall performance/results of operations for further information.)

The Company's cash position as at November 30, 2009 was $162,962 (2008 - $332,665). The decrease in cash position compared to November 30, 2008 was due principally to declines in the funds raised for general administrative expenditures and from the exercise of stock options and share purchase warrants during the year. See Notes 6 and 7 – Share Capital and Stock Options in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2009:

(a) The Company completed a private placement of 4,396,668 non flow-through units at $0.06 per unit for gross proceeds of $263,800. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

In addition, the Company completed a private placement of 1,420,000 flow-through units at $0.06 per unit for gross proceeds of $85,200. Each flow-through unit consists of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given.

(b) 2,730,000 warrants expired unexercised;

(c) 1,365,000 stock options expired unexercised;

(d) 830,000 stock options granted May 1, 2007 at an exercise price of $0.63 were repriced to $0.10 per share;

(e) 725,000 stock options granted July 31, 2007 at an exercise price of $0.56 were repriced to $0.10 per share;

(f) 62,500 stock options granted May 1, 2008 at an exercise price of $0.20 were repriced to $0.10 per share;

(g) The Company's Board of Directors approved and granted 4,475,000 stock options (2008 – 4,292,500) to directors, officers, employees, and consultants. Each option entitles its holder to acquire one common share of the Company at $0.10 per common share exercisable until August 19, 2014 (100,000 of these stock options expired on December 29, 2009 due to a termination in employment); and

(h) The Company recorded $272,068 (2008 - $703,094) of stock-based compensation expense for the stock options granted.

At November 30, 2009, the Company had the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
2,855,000	$0.40	Aug.13, 2010
20,000	$0.40	Aug.18, 2010
710,000	$0.10	Sept. 21, 2010
888,000	$0.10/ $0.20/$0.30	Aug. 20, 2012
1,310,334	$0.10/ $0.20/$0.30	Sept. 21, 2012
5,783,334		

See Notes 6 and 7 of the Consolidated Financial Statements for November 30, 2009.

Subsequent Event

Subsequent to November 30, 2009, 200,000 stock options expired unexercised.

Outstanding Share data as at March 19, 2010:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	150,423,693

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	53,333	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	800,000	$0.10	May 1, 2012
Options	2,050,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	600,000	$0.20	May 1, 2013
Options	3,350,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Options	4,375,000	$0.10	Aug 19, 2014
Total	**13,933,333**		

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.40	Aug. 13, 2010
Warrants	20,000	$0.40	Aug. 18, 2010
Warrants	710,000	$0.10	Sept. 21, 2010
Warrants	888,000	$0.10/$0.20/$0.30	Aug. 20, 2012
Warrants	1,310,334	$0.10/$0.20/$0.30	Sept. 21, 2012
Total	**5,783,334**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.gglresourcescorp.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and

that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Exemption NO.: 82-1209

RECEIVED
2010 MAY -3 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE



GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

Consolidated Financial Statements

November 30, 2009 and 2008

Index

AUDITORS' REPORT

To the Shareholders of
GGL Resources Corp. (formerly, GGL Diamond Corp.)

We have audited the consolidated balance sheets of GGL Resources Corp. (formerly, GGL Diamond Corp.) as at November 30, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.
March 16, 2010

"D&H Group LLP"
Chartered Accountants

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)

Consolidated Balance Sheets
November 30, 2009 and 2008

	2009	2008
ASSETS		
Current		
Cash	$ 162,962	$ 332,665
Amounts receivable	25,052	128,665
Prepaid expenses	3,217	21,762
	191,231	483,092
Unproven mineral interests (Note 4)	16,842,998	19,954,322
Property and equipment (Note 5)	198,117	424,362
	$ 17,232,346	$ 20,861,776
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 345,993	$ 699,933
Deferred revenues (Note 4(f))	44,700	-
	390,693	699,933
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	35,522,814	35,211,782
Contributed surplus (Note 8)	4,094,639	3,822,571
Deficit	(22,775,800)	(18,872,510)
	16,841,653	20,161,843
	$ 17,232,346	$ 20,861,776

On behalf of the Board:

Nature and Continuance of Operations (Note 1)
Subsequent event (Note 15)

"Raymond A. Hrkac"

"Nick DeMare"

The accompanying notes are an integral part of these consolidated financial statements.

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2009 and 2008

	2009	2008
Expenses		
Amortization of property and equipment	$ 1,894	$ 2,632
Consulting fees	99,447	245,265
Corporate relations	-	7,877
Exploration costs – general	172,252	187,036
Legal and audit	37,788	77,029
Licences, taxes, insurance and fees	30,244	40,905
Office services and expenses	160,699	209,668
Shareholders' meetings and reports	23,101	33,253
Stock-based compensation	272,068	703,094
Travel	3,798	22,255
Operating loss	(801,291)	(1,529,014)
Other income (expenses)		
Interest income	744	76,548
Foreign exchange loss	(898)	1,605
Gain on sale of property and equipment	230,368	-
Interest expense	(1,798)	(952)
Operator's fee	7,526	-
Other tax expense	100	(55,000)
Sale of data set and technical support	105,300	-
Write off of property and equipment	(1,534)	(3,828)
Write off of exploration and unproven mineral interests	(3,467,154)	(558,415)
	(3,127,346)	(540,042)
Loss for the year before income taxes	(3,928,637)	(2,069,056)
Future income tax recovery	25,347	1,404,145
Net loss and comprehensive loss for the year	(3,903,290)	(664,911)
Deficit, beginning of year	(18,872,510)	(18,207,599)
Deficit, end of year	$ (22,775,800)	$ (18,872,510)
Loss per share - basic and diluted	$ (0.03)	$ (0.00)
Weighted average number of common shares outstanding - basic and diluted	145,894,191	140,072,540

The accompanying notes are an integral part of these consolidated financial statements.

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)

Consolidated Statements of Cash Flows
Years Ended November 30, 2009 and 2008

	2009	2008
Cash flows used in operating activities		
Net loss and comprehensive loss for the year	$ (3,903,290)	$ (664,911)
Adjustment for items not involving cash:		
- amortization of property and equipment	1,894	2,632
- amortization of exploration property and equipment	48,085	68,592
- future income tax recovery	(25,347)	(1,404,145)
- gain on sale of property and equipment	(230,368)	-
- stock-based compensation	272,068	703,094
- write off of property and equipment	1,534	3,828
- write off of exploration and unproven mineral interests	3,467,154	558,415
	(368,270)	(732,495)
Change in non-cash working capital items:		
- amounts receivable	103,613	86,800
- prepaid expenses	18,545	(8,724)
- accounts payable and accrued liabilities	(669,751)	876,278
- deferred revenues	44,700	-
	(871,163)	221,859
Cash flows from financing activities		
Shares issued for cash, net of share issuance costs	255,577	636,613
Shares issued for cash – flow-through shares, net of share issuance costs	80,802	4,238,719
Principal reduction of mortgage loan	-	(10,705)
	336,379	4,864,627
Cash flows from (used in) investing activities		
Acquisition of unproven mineral interests	-	(66,429)
Additions to deferred exploration costs	(65,019)	(5,383,474)
Option payment received	25,000	-
Proceeds from sale of property and equipment	405,100	-
Purchase of property and equipment	-	(49,066)
	365,081	(5,498,969)
Decrease in cash	(169,703)	(412,483)
Cash, beginning of year	332,665	745,148
Cash, end of year	$ 162,962	$ 332,665

See also Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature and Continuance of Operations

The Company changed its name from GGL Diamond Corp. to GGL Resources Corp. to better represent the Company's variety of assets. Trading under the new name began on September 8, 2009. There were no changes to the shares or to the trading symbol.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. In light of negative cash flows from operating activities, operating losses accrued in the past years and a negative working capital, the Company's ability to continue its exploration programs is dependent on its ability to secure additional financing. While it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V was granting temporary relief from certain policy requirements on a case by case basis to listed issuers which were facing conditions of immediate or imminent financial hardship. The Company applied and received approval from the TSX-V for temporary relief from the minimum six month working capital requirement.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. ("Gerle Gold"). Both Rio Sonora and Gerle Gold are presently inactive. All inter-company transactions and balances have been eliminated.

2. Significant Accounting Policies, continued

(b) Unproven Mineral Interests

The cost of unproven mineral interests and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management reviews the carrying values of unproven mineral interests with a view to assessing whether there has been any impairment of value. When it is determined that an unproven mineral interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

The amounts shown for unproven mineral interests represent costs, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for unproven mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreements

From time to time, the Company may acquire or dispose of unproven mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are accounted for as payments are made or received. Amounts received under option agreements reduce the carrying amount of the unproven mineral interest under option.

(d) Property and Equipment

Property and equipment are carried at cost. Amortization of the property and equipment is provided on a declining-balance basis, unless otherwise noted, at the following annual rates:

Exploration equipment	20%
Vehicle	30%
Office furniture and fixtures	20%
Yellowknife House	25 years straight line

2. Significant Accounting Policies, continued

(e) Flow-Through Shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated income tax benefits transferred to shareholders are recorded as a future income tax liability and a reduction to share capital at the time of renunciation.

(f) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts, if applicable, are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(g) Foreign Exchange Translation

The Company uses the temporal method for translating its foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in earnings for the year.

(h) Use of Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the amount of expenses reported during the reporting period. Examples of significant estimates include amortization, the provision for future income tax recoveries and composition of future income tax assets and liabilities, valuation of unproven mineral interests, asset retirement obligations and the fair value of stock-based compensation. Actual results could differ from those reported.

2. Significant Accounting Policies, continued

(i) Income Taxes

Income taxes are recorded on a tax allocation basis. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using substantively enacted income tax rates. The effect of changes in effective income tax rates is recognized in income in the period in which the change is substantively enacted. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

(j) Stock-Based Compensation

The fair value of stock options and share purchase warrants issued as compensation is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus. The fair value of direct awards of common shares is determined by the quoted market price of the Company's stock.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2009, the Company does not have any asset retirement obligations.

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is determined to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

3. Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

Effective December 1, 2008, the Company implemented the new Handbook section 3064, "Goodwill and Intangible Assets", which replaces section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The adoption of the new section had no impact on the Company's consolidated financial statements.

(b) Going Concern – Amendments of Section 1400

Effective December 1, 2008, the Company implemented the amendments to CICA Section 1400, General Standards of Financial Statements Presentation. This section was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of the amendments to this section had no impact on the Company's consolidated financial statements.

Future Changes in Accounting Policies

(c) Business combinations, consolidated financial statements and non-controlling interests - Sections 1582, 1601 and 1602

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3. Adoption of New Accounting Policies, continued

Future Changes in Accounting Policies, continued

(d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. Unproven Mineral Interests

	Balance November 30, 2008	2009 Mineral Interests Additions	2009 Exploration Cost Additions		2009 Written Off	Balance November 30, 2009
Doyle Lake	$ 3,491,801	$ -	$ (3,093)	*	$(2,189,735)	$ 1,298,973
Fishback Lake	1,226,657	-	5,663		(402,375)	829,945
CH	7,734,437	-	(22,070)	**	(634,250)	7,078,117
Providence Greenstone Belt	4,735,107	-	299,025		(240,794)	4,793,338
McConnell Creek	2,766,320	-	76,305		-	2,842,625
	$ 19,954,322	**$ -**	**$ 355,830**		**$(3,467,154)**	**$ 16,842,998**

* See Note 4(a)
** See Note 4(c)

	Balance November 30, 2008	2009 Additions	2009 Written Off	Balance November 30, 2009
Unproven Mineral Interests	$ 631,254	$ -	$ (90,122)	$ 541,132
Deferred exploration costs	19,323,068	355,830	(3,377,032)	16,301,866
	$ 19,954,322	**$ 355,830**	**$(3,467,154)**	**$ 16,842,998**

4. **Unproven Mineral Interests**, continued

Exploration costs incurred during the year are as follows:

	2009	2008
Chartered aircraft	$ 13,114	$ 910,078
Drilling, sampling	4,466	682,758
Licences, recording fees, lease payments	32,552	185,469
Option payment received	(25,000)	-
Project supplies	12,277	510,370
Land use permit fee refunded	(25,000)	-
Salaries and wages	37,592	325,002
Surveys	6,500	1,386,100
Technical and professional services	287,375	912,847
Transportation	11,954	105,353
	$ 355,830	$ 5,017,977

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consist of 5 claims and 3 fractional claims (12,972 acres) (2008 – 5 claims and 3 fractional claims, 12,972 acres), by completing exploration expenditures of $4.65 million. To November 30, 2009, De Beers has spent over $7.5 million. All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding two years. When development work resumes, interest will continue to accrue.

In 2005, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NT Mining Recorders Office. All three payments have been submitted. In 2008, the Company relinquished ten of the mining leases (25,530 acres). In 2009, the remaining 11 leases (25,579 acres) were relinquished and the related costs of $845,532 were written off.

4. **Unproven Mineral Interests**, continued

(a) Doyle Lake, Northwest Territories, Canada, continued

In addition, the Company holds 17 claims (16,206 acres) (2008 - 36 claims; 39,726 acres) in the Doyle Lake area that are not subject to the Agreement. 16 of these claims are leases. In 2009, 19 mining leases (23,520 acres) were allowed to lapse and the related costs of $1,344,203 were written off.

The Company received a refund of its land use permit fee of $25,000.

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 7 claims, 13,301 acres, (2008 - 15 claims; 29,561 acres). One of these claims is a mining lease. In 2009, 8 claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(c) CH, Northwest Territories, Canada

The Company owns 111 claims (246,315 acres) (2008 - 121 claims; 269,792 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. These claims include the Courageous, Mackay, Seahorse, Starfish, Winterlake North, GDC, Winterlake South, BP, Zip, G and Mill claims.

On February 11, 2009 the Company signed an exploration and option agreement with Rio Tinto Exploration Canada Inc. ("Rio") (formerly, Kennecott Canada Exploration Inc.) on 73 of its 121 CH claims in the Northwest Territories. In 2009, 10 (23,477 acres) of the 73 claims were allowed to lapse and the related costs of $634,250 were written off. Rio must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received the first payment of $25,000.

The Company received a refund of its deposits totalling $40,000 from the Mining Recorder for assessment reports filed in 2006 and 2007.

(d) Providence Greenstone Belt, Northwest Territories, Canada.

The Company owns 131 claims (285,889 acres) (2008 - 153 claims; 331,445 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. During 2009, 22 claims (45,556 acres) were allowed to lapse and the related costs of $240,794 were written off.

(e) McConnell Creek, British Columbia, Canada

The Company owns 2 mineral tenures (4,878 hectares) (2008 – 2 mineral tenures; 4,878 hectares) in the Omineca Mining Division of British Columbia.

4. **Unproven Mineral Interests**, continued

(f) General exploration, Northwest Territories, Canada

The Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support over an 18 month period at a price of $50,000. The proceeds of $100,000 for the license agreement were recognized as income at the date the data set was delivered. The technical support will be recognized as income as it occurs. The balance remaining, if any, will be recognized as an offset to general exploration costs at the end of the 18 month period. As at November 30, 2009, the amount of $44,700 presented as deferred revenues represents the remaining hours of technical support.

5. **Property and Equipment**

		2009	
	Cost	Accumulated Amortization	Net book Value
Exploration equipment	$ 626,889	$ 452,001	$174,888
Vehicle	10,500	7,979	2,521
Office furniture and fixtures	61,741	41,033	20,708
	$ 699,130	**$ 501,013**	**$ 198,117**

		2008	
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	186,687	110,743	75,944
Exploration equipment	634,299	414,922	219,377
Vehicle	10,500	6,899	3,601
Office furniture and fixtures	65,768	38,828	26,940
	$ 995,754	**$ 571,392**	**$ 424,362**

In 2009, the Company sold its house in Yellowknife for $405,000. The gain on sale of property is $230,556.

6. **Share Capital**

(a) Authorized: unlimited common shares without par value.

6. **Share Capital**, continued

(b) Issued:

	Number of Shares	Amount
Balance, November 30, 2007	**122,731,670**	**$ 31,689,095**
Private placement, net of share issuance costs	2,875,000	560,090
Private placement – flow-through shares, net of share issuance costs	18,118,000	4,193,119
Shares issued as finder's fees	190,000	46,000
Shares issued for services	247,355	45,000
Exercise of stock options	135,000	31,250
Exercise of share purchase warrants	310,000	49,000
Reallocation from contributed surplus on exercise of stock options	-	6,500
Less: flow-through share renunciation	-	(1,404,145)
Other share issue costs	-	(4,127)
Balance, November 30, 2008	**144,607,025**	**$ 35,211,782**
Private placement, net of share issuance costs	4,396,668	256,327
Private placement - flow-through shares, net of share issuance costs (see Note 6 (c))	1,420,000	80,802
Less: flow-through share renunciation	-	(25,347)
Other share issue costs	-	(750)
Balance, November 30, 2009	**150,423,693**	**$ 35,522,814**

(c) During the year ended November 30, 2009:

The Company completed a private placement of 4,396,668 non flow-through units at $0.06 per unit for gross proceeds of $263,800. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

In addition, the Company completed a private placement of 1,420,000 flow-through units at $0.06 per unit for gross proceeds of $85,200. Each flow-through unit consists of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

6. **Share Capital,** continued

(c) During the year ended November 30, 2009, continued:

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given.

(d) Changes in warrants during the years ended November 30, 2009 and 2008 are as follows:

	2009		2008	
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	5,605,000	$0.24	3,248,000	$0.16
Issued	2,908,334	$0.10	2,875,000	$0.30
Exercised	-	-	(310,000)	$0.16
Expired	(2,730,000)	$0.18	(208,000)	$0.45
Outstanding, end of year	5,783,334	$0.25	5,605,000	$0.24

The Company has the following share purchase warrants outstanding as at November 30, 2009:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.40	Aug. 13, 2010
20,000	$0.40	Aug. 18, 2010
710,000	$0.10	Sept. 21, 2010
888,000	$0.10/ $0.20/ $0.30	Aug. 20, 2012
1,310,334	$0.10/ $0.20/ $0.30	Sept. 21, 2012
5,783,334		

7. Stock Options

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Under this plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the year ended November 30, 2009:

(a) 1,365,000 stock options expired unexercised;

(b) 830,000 stock options granted May 1, 2007 at an exercise price of $0.63 were repriced to $0.10 per share;

(c) 725,000 stock options granted July 31, 2007 at an exercise price of $0.56 were repriced to $0.10 per share;

(d) 62,500 stock options granted May 1, 2008 at an exercise price of $0.20 were repriced to $0.10 per share;

(e) the Company's Board of Directors approved and granted 4,475,000 stock options (2008 – 4,292,500) to directors, officers, employees, and consultants. Each option entitles its holder to acquire one common share of the Company at $0.10 per common share exercisable until August 19, 2014 (100,000 of these stock options expired on December 29, 2009 due to a termination in employment); and

(f) the Company recorded $272,068 (2008 - $703,094) of stock-based compensation expense for the stock options granted.

	Shares	Weighted Average Exercise Price
Options outstanding as at November 30, 2007	**7,420,833**	**$0.43**
Granted	4,292,500	$0.20
Exercised	(135,000)	$0.23
Expired	(555,000)	$0.27
Options outstanding as at November 30, 2008	**11,023,333**	**$0.35**
Granted	4,475,000	$0.10
Expired	(1,365,000)	$0.39
Options outstanding as at November 30, 2009	**14,133,333**	**$0.21**

7. **Stock Options,** continued

	Shares	Weighted Average Exercise Price
2009 options exercisable	14,133,333	$0.21
2008 options exercisable	11,023,333	$0.35

	2009	2008
Weighted average remaining contractual life	3.27 years	3.35 years
Weighted average fair value of options granted during the year	$0.07	$0.19

The following table sets forth information relating to stock options outstanding as at November 30, 2009:

Expiry	Exercise prices	Number outstanding and exercisable at Nov. 30, 2009	Weighted average remaining contractual life (years)
Dec. 29/09	$0.20	7,500	0.08
Dec. 29/09	$0.10	192,500	0.08
May 12/10	$0.20	300,000	0.45
June 7/10	$0.20	50,000	0.52
July 8/10	$0.20	210,000	0.61
Oct. 28/10	$0.20	25,000	0.91
Mar. 23/11	$0.20	775,000	1.31
May 12/11	$0.26	495,000	1.45
Aug. 15/11	$0.20	53,333	1.71
May 1/12	$0.63	100,000	2.42
May 1/12	$0.10	800,000	2.42
July 31/12	$0.10	725,000	2.67
July 31/12	$0.56	2,050,000	2.67
May 01/13	$0.20	600,000	3.42
May 23/13	$0.20	3,350,000	3.48
July 31/13	$0.20	25,000	3.67
Aug. 19/14	$0.10	4,375,000	4.72
		14,133,333	

7. Stock Options, continued

The fair value of each option granted was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	2009	2008
Risk-free interest rate	2.63%	3.12 to 3.29%
Dividend yield	0%	0%
Volatility	131.44%	126.91 to 126.93%
Expected lives	5 years	5 Years
Estimated forfeiture rate	0%	0%

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8. Contributed Surplus

Contributed surplus for 2009 and 2008 is comprised of:

	2009	2008
Balance, beginning of year	$ 3,822,571	$ 3,125,977
Stock-based compensation on stock options	272,068	703,094
Stock options exercised	-	(6,500)
Balance, end of year	$ 4,094,639	$ 3,822,571

9. Related Party Transactions

During the year, the Company was billed $150,000 by a director (2008 - $145,000), including $88,945 (2008 - $100,550) for consulting fees and $61,055 (2008 – $44,450) for technical and professional services. Included in the November 30, 2009 accounts payable is $210,447 (2008 – $75,830) owed by the Company to the director. Transactions with related parties are measured at the exchange amount which is the amount agreed to by transacting parties.

10. Income Taxes

	2009	2008
Loss before income taxes	$ 3,928,637	$ 2,069,056
Combined federal and provincial income tax rate	30%	31%
Expected (provision) recovery for income taxes	1,178,591	641,407
Non-deductible expenses and other	(1,076,577)	(113,601)
Loss expiry	(70,979)	(30,596)
Tax rate changes	12,964	(139,260)
Recovery of valuation allowance	(18,652)	1,046,195
	$ 25,347	$ 1,404,145

The income tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

Future income tax assets and liabilities are as follows:	2009	2008
Future Income Tax assets		
Property, plant and equipment	$ 146,430	$ 183,763
Non-capital losses carry-forwards	1,024,546	972,660
Capital losses	3,615	3,615
Share issue costs	66,908	100,114
	1,241,499	1,260,152
Future Income Tax liabilities		
Unproven mineral interests	(76,678)	(913,535)
Total gross future income tax assets	1,164,821	346,617
Valuation allowance	$(1,164,821)	$ (346,617)
	-	-

10. Income Taxes, continued

The Company has non-capital losses for income tax purposes of approximately $3,574,217, available to reduce future years' taxable income. The benefit of these non-capital losses has not been recognized in the Company's accounts as there is no reasonable assurance such benefit will be realized. If unused, the non-capital losses become no longer available to reduce taxable income after the end of the following taxation years ending:

Year	Non Capital Losses
2010	$ 274,405
2014	229,883
2015	547,542
2026	310,854
2027	1,007,914
2028	758,476
2029	445,143
	$ 3,574,217

Certain events may result in the earlier expiry of the non-capital losses. Management, however, does not anticipate any such events.

11. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted entirely in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2009 and 2008.

12. Financial Instruments

(a) Fair Value

The fair value of financial instruments at November 30, 2009 and 2008 is summarized as follows:

	November 30, 2009		November 30, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Held for trading				
Cash	$ 162,962	$ 162,962	$ 332,665	$ 332,665
Loans and receivables				
Amounts receivable	$ 1,044	$ 1,044	$ 77,990	$ 77,990
Financial Liabilities				
Other Financial liabilities				
Accounts payable and accrued liabilities	$ 390,693	$ 390,693	$ 699,933	$ 699,933

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

(b) Financial Risk Management

The Company's activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity risk, and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and amounts receivable. The maximum credit risk represented by the Company's financial assets is represented by their carrying amounts. The Company deposits the majority of its cash with high credit quality financial institutions in Canada.

Currency risk

The Company operates in Canada and transacts business with foreign vendors and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

12. Financial Instruments, continued

(b) **Financial Risk Management**, continued

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial liabilities. The Company manages liquidity by monitoring carefully its operating requirements.

13. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal year 2009 and 2008 as follows:

	2009	2008
Operating activities		
Accounts payable for deferred exploration costs	$ 173,203	$ 489,014
Financing activities		
Issuance of common shares as finder's fee	$ -	$ 46,000
Investing activities		
Accounts payable for deferred exploration costs	$ (173,203)	$ (489,014)
Other supplementary cash flow information:		
Cash paid for interest charges	$ 1,798	$ 1,149
Cash paid for income taxes	$ -	$ -

14. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

15. Subsequent Event

Subsequent to November 30, 2009, 200,000 stock options expired due to a termination in employment.